INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND 2010

(AMOUNTS IN CANADIAN DOLLARS)

NOVEMBER 8, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars) (Unaudited)

	September 30,	December 31,
	2011	2010

ASSETS

CURRENT
Cash	$1,524	$51
Accounts receivable	253	151
Deposits and prepaid expenses	34	36
	1,811	238
INVESTMENT IN GE ASSET MANAGER, LLC (Note 4)	19	15
CAPITAL ASSETS	86	31
	$1,916	$284

LIABILITIES

CURRENT
Accounts payable	$283	$400
Accrued liabilities	171	219
Deferred revenue	57	3
Notes payable (Note 5)	-	530
Current portion of secured subordinated notes (Note 6)	517	501
	1,028	1,653
SECURED SUBORDINATED NOTES (Note 6)	141	204
	1,169	1,857

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital (Note 7)	114,913	110,767
Contributed surplus	3,586	3,462
Warrants (Note 8)	782	834
Stock options (Note 9)	3,443	1,949
Conversion feature on secured subordinated notes (Note 6)	340	458
Deficit	(122,317)	(119,043)
	747	(1,573)
	$1,916	$284

Going concern (Note 2)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
		(Note 13)		(Note 13)
Revenues (Note 10)	$203	$132	$573	$406
Operating expenses:
General and administrative	351	311	1,308	1,049
Customer service and technology	181	174	543	550
Sales and marketing	75	41	209	133
Stock-based compensation	372	77	1,625	374
Depreciation	8	5	20	16
Total operating expenses	987	608	3,705	2,122
Loss from operations before the under-noted	(784)	(476)	(3,132)	(1,716)

Interest expense:
Interest on notes payable and secured subordinated notes	20	39	93	100
Accretion of secured subordinated notes (Note 6)	34	30	103	84
Total interest expense	54	69	196	184
Other expenses (income):
Income from GE Asset Manager, LLC (Note 4)	(18)	(4)	(54)	(32)
Gain on settlement of debt	-	(57)	-	(57)
Provision for impaired investment	-	544	-	544
Total other expenses (income)	(18)	483	(54)	455
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(820)	$(1,028)	$(3,274)	$(2,355)
LOSS PER SHARE, BASIC AND DILUTED	$(0.004)	$(0.006)	$(0.017)	$(0.014)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	203,888	163,388	190,265	162,151

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(in thousands of Canadian dollars) (Unaudited)

NINE MONTHS ENDED SEPTEMBER 30, 2011

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2011	$110,767	$3,462	$834	$1,949	$-	$458	$(119,043)	$(1,573)
Changes:
Conversion of notes	215	-	53	-	-	(118)	-	150
Equity private placement	456	-	149	-	108	-	-	713
Warrants issued for debt settlement	-	-	200	-	-	-	-	200
Exercise of warrants	2,907	-	(377)	-	-	-	-	2,530
Exercise of compensation options	241	-	47	-	(108)	-	-	180
Expiry of warrants	-	124	(124)	-	-	-	-	-
Payment of interest	1	-	-	-	-	-	-	1
Exercise of stock options	326	-	-	(131)	-	-	-	195
Stock-based compensation	-	-	-	1,625	-	-	-	1,625
Loss for the period	-	-	-	-	-	-	(3,274)	(3,274)
Closing balance – September 30, 2011	$114,913	$3,586	$782	$3,443	$-	$340	$(122,317)	$747

NINE MONTHS ENDED SEPTEMBER 30, 2010

	Share Capital	Contributed Surplus	Warrants	Stock Options	Other Options	Conversion Feature on Secured Notes	Deficit	Total
Opening balance - January 1, 2010	$110,240	$3,071	$490	$1,435	$-	$547	$(116,011)	$(228)
Changes:
Conversion of notes	117	-	41	-	-	(89)	-	69
Exercise of warrants	202	-	(32)	-	-	-	-	170
Expiry of warrants	-	391	(391)	-	-	-	-	-
Payment of interest	48	-	-	-	-	-	-	48
Equity line of credit	(308)	-	562	-	-	-	-	254
Exercise of stock options	7	-	-	(3)	-	-	-	4
Stock-based compensation	-	-	-	374	-	-	-	374
Loss for the period	-	-	-	-	-	-	(2,355)	(2,355)
Closing balance – September 30, 2010	$110,306	$3,462	$670	$1,806	$-	$458	$(118,366)	$(1,664)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars) (Unaudited)

	Nine Months Ended September 30,
	2011	2010
		(Note 13)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(3,274)	$(2,355)
Items not affecting cash:
Stock-based compensation	1,625	374
Depreciation	20	16
Accretion of secured subordinated notes	103	84
Income from GE Asset Manager, LLC	(54)	(32)
Gain on settlement of debt	-	(57)
Provision for impaired investment	-	544
	(1,580)	(1,426)
Changes in non-cash operating working capital (Note 12)	(10)	597
	(1,590)	(829)

INVESTING
Cash distribution from investment in GEAM, LLC (Note 4)	50	60
Purchase of capital assets	(75)	-
	(25)	60

FINANCING
Proceeds from (repayment of) notes payable (Note 5)	(530)	147
Warrants exercised (Note 8 (b))	2,530	169
Stock options exercised (Note 9 (d))	195	4
Issuance of common shares and warrants (Note 7 (c))	1,018	383
Share issuance costs (Note 7 (c))	(125)	(129)
	3,088	574
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	1,473	(195)
CASH, BEGINNING OF PERIOD	51	210
CASH, END OF PERIOD	$1,524	$15

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$94	$29

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES –See Note 12

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

1.	DESCRIPTION OF BUSINESS

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore owns 50 percent of GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).  The principal and registered office of the Company is located at 302 The East Mall, Suite 300 Toronto, Ontario, Canada, M9B 6C7.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
In conjunction with the Company's annual audited consolidated financial statements to be issued under International Financial Reporting Standards (IFRS) for the year ended December 31, 2011, these unaudited interim consolidated financial statements present Northcore's financial results of operations under IFRS as at and for the three and nine month periods ended September 30, 2011, including 2010 comparative periods and financial position as at September 30, 2011 and December 31, 2010.  As a result, they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).  These unaudited interim consolidated financial statements do not include all the necessary annual disclosures in accordance with IFRS.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").

The preparation of these unaudited interim consolidated financial statements resulted in selected changes to Northcore's accounting policies as compared to those disclosed in the Company's annual audited consolidated financial statements for the period ended December 31, 2010 issued under previous GAAP.  A summary of the significant changes to Northcore's accounting policies is disclosed in Note 13 along with reconciliations presenting the impact of the transition to IFRS for equity as at September 30, 2010 and comprehensive loss for the three and nine month periods ended September 30, 2010.

A summary of Northcore's significant accounting policies under IFRS is presented below. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 13.

There have been no changes in the accounting policies since those disclosed in the March 31, 2011 financial statements.  Further, the Company’s accounting policies, the financial position at the date of transition, and various pre-changeover GAAP/IFRS reconciliations were presented in the March 31, 2011 financial statements.  These reconciliations included reconciliation of equity as at January 1, 2010 and at December 31, 2010, and reconciliation of comprehensive loss for the year ended December 31, 2010.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the unaudited interim financial statements for the three months ended March 31, 2011.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

These unaudited interim consolidated financial statements have been prepared on a historical cost basis.  These statements were approved by the Board of Directors on November 8, 2011.

Principles of Consolidation
The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Foreign Currencies
The unaudited interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period.  The resulting translation adjustments are included in accumulated other comprehensive income in shareholders’ equity.

Share-Based Payments
The Company issues stock-based awards to employees in the form of stock options that vest over each specified time period. The options normally expire five years from the date of the grant.

Under IFRS 2, Share-Based Payments, expense is based on the fair value of the awards granted.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates.

On September 23, 2003, the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager (GEAM), LLC. Prior to the Company’s IFRS transition date, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

The Company has elected to early adopt IFRS 11, and as a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

Impairment
IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying value.  Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation and amortization as if no impairment had been recognized for the asset for prior periods.

Financial Instruments - Classification of Financial Instruments
Accounting treatment of financial assets and liabilities subsequent to initial recognition, including accounting for respective gains and losses, depends on how they are classified.

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or other liabilities, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

Financial Instruments - Measurement of Financial Assets
When financial assets are recognized initially, they are measured at fair value on the date of acquisition plus directly attributable transaction costs except financial instruments carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized in profit or loss.  The measurement of financial instruments after initial recognition depends on their initial classification.  All financial assets are measured at fair value except for loans and receivables, held-to-maturity assets and, in rare circumstances, unquoted equity instruments whose fair values cannot be measured reliably, or derivatives linked to, and that must be settled by the delivery of, such unquoted equity instruments that cannot be measured reliably.

Investments in equity instruments that are traded in an active market are carried at fair value based on quoted market prices at the financial position date.  Investments in equity instruments that are not quoted in an active market are measured at fair value unless fair value cannot be reliably measured. In such cases the investments are measured at cost.

Financial Instruments - Measurement of Financial Liabilities
All financial liabilities are recognized initially at fair value.  For loans and borrowings, directly attributable transaction costs are applied against the balance of the liability.  The Company’s financial liabilities include trade and other payables and loans and borrowings.

•	Loans and Borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method.  The effective interest rate method amortization is included in finance costs in the consolidated statement of profit or loss.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

•	Convertible Debentures
IAS 32, Financial Instruments - Presentation, requires the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.

Financial Instruments – De-recognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability.  Any loss on the de-recognition of the original liability is recognized in profit or loss.

Recent Accounting Pronouncements
The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•	IFRS 9 - Financial Instruments
IFRS 9, Financial Instruments, was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

•	IFRS 10 - Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation—Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements, and is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

•	IFRS 13 - Fair Value Measurement
IFRS 13, Fair Value Measurement, was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and US generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

•	IAS 1 - Presentation of Financial Statements
IAS 1, Presentation of Financial Statements, was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

3.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the financial position classifications used.
The continued existence beyond September 30, 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

4.	INVESTMENT IN GE ASSET MANAGER (GEAM), LLC

On September 23, 2003 the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC.  The principal office of the Company is located at 44 Old Ridgebury Road, Danbury, Connecticut.  The joint business venture develops and markets asset management technology to customers in a broad range of industries.

Prior to January 1, 2011, the unaudited interim consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  Starting January 1, 2011, the Company early adopted IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities, and accounted for the investment using the equity method of accounting in accordance with IAS 28, Investments in Associates.  As a result of the early adoption, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception (See Note 13).

During the nine months ended September 30, 2011, the Company’s share in income from GEAM and cash distributions were $54,000 (September 30, 2010 - $32,000) and $50,000 (September 30, 2010 - $60,000), respectively.

5.	NOTES PAYABLE

a)
The Series H notes payable matured on December 31, 2009 and were secured as per the Series H security terms; however, the final installment had not been remitted and the Company was currently in negotiation with the debt holders over the timing of the final settlement amount of $30,000.

During the year ended December 31, 2010, the Company paid $3,000 and accrued additional interest in the amount of $3,000.  The balance outstanding as at December 31, 2010 was $30,000.

During the quarter ended June 30, 2011, the Company paid this balance in full.

b)
On October 28, 2010, the Company received an operating loan from a private institution in the amount of $500,000.  The loan bore interest at 18.75 percent, matured in six months from the closing date and was secured by a general security agreement and common shares pledged by certain shareholders of the Company.  The balance outstanding as at December 31, 2010 was $500,000.

During the quarter ended June 30, 2011, the Company paid this balance in full.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

6.	SECURED SUBORDINATED NOTES

a)	The following summarizes the face and carrying values of the secured subordinated notes.

Secured Subordinated Notes	September 30, 2011		December 31, 2010
	Face Value	Carrying Value	Face Value	Carrying Value
	(in thousands)
Series N	$535	$517	$600	$501
Series L	210	141	360	204
Closing balance	$745	$658	$960	$705
Current portion of notes	$535	$517	$600	$501
Long-term portion of notes	$210	$141	$360	$204

b)
During the quarter ended September 30, 2011, $30,000 (face value) of the Series N notes (book value of $29,000) were converted into 300,000 equity units, represented by 300,000 common shares valued at $7,000 and 300,000 warrants valued at $5,000.

During the nine months ended September 30, 2011, $65,000 (face value) of the Series N notes (book value of $59,000) were converted into 650,000 equity units, represented by 650,000 common shares valued at $15,000 and 650,000 warrants valued at $11,000.

Also during the nine months ended September 30, 2011, $150,000 (face value) of the Series L notes (book value of $91,000) were converted into 1,500,000 equity units, represented by 1,500,000 common shares valued at $50,000 and 1,500,000 warrants valued at $42,000.

c)	As at September 30, 2011, accrued liabilities include $24,000 (December 31, 2010 - $62,000) of unpaid interest payable relating to the secured subordinated notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

d)	The following summarizes the face and carrying values of the liability and the equity components of the secured subordinated notes.

Secured Subordinated Notes (Liability Component)	Face Value	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	$960	$705
Accreted (non-cash) interest	-	103
Conversion of notes:
Series L (Note 6 (b))	(150)	(91)
Series N (Note 6 (b))	(65)	(59)
Closing balance –September 30, 2011	$745	$658

Conversion Features on Secured Subordinated Notes including Conversion Feature of attached Warrants	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance – January 1, 2011	19,200	$458
Conversion of notes:
Series L (Note 6 (b))	(3,000)	(92)
Series N (Note 6 (b))	(1,300)	(26)
Closing balance – September 30, 2011	14,900	$340

7.	SHARE CAPITAL

a)	Authorized
Unlimited number of common shares
Unlimited number of preference shares – issuable in series

b)	Outstanding Common Shares

	Number	Amount
(in thousands of shares and dollars)
Opening balance – January 1, 2011	172,170	$110,767
Conversion of notes (Note 6 (b))	2,150	215
Equity private placement (Note 7 (c))	10,478	456
Exercise of compensation options (Note 7 c))	2,250	241
Warrants exercised (Note 8 (b))	20,610	2,907
Stock options exercised (Note 9 (d))	1,317	326
Payment of interest (Note 7 (d))	6	1
Closing balance –September 30, 2011	208,981	$114,913

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

c)	Equity Private Placement
On February 14, 2011, the Company completed a transaction resulting in the issuance of 10,478,000 equity units, priced at $0.08 per unit, for gross proceeds of $838,000 and net proceeds of $713,000 after deducting financing costs of $125,000.  Each equity unit consists of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.

The Company determined the fair value of the common shares and warrants at the issue date using the Cox-Rubenstein binomial valuation model.  The resultant pro rata fair values of the 10,478,000 common shares and 10,478,000 warrants, was $607,000 and $231,000, respectively.

In addition to the above financing costs, the Company issued 2,250,000 compensation options to the financing agent, Saratoga Finance Inc.  The options entitle the holder to purchase up to 2,250,000 equity units at a purchase price of $0.08 per unit, at any time prior to February 14, 2013.  Each equity unit consists of one common share and one warrant.  Each warrant may be converted into a common share at an exercise price of $0.12, at any time prior to February 14, 2013.  Using the Cox-Rubenstein binomial valuation model, the Company has determined the fair value of these equity unit options to be $108,000 and included this amount in Other Options.

Total financing costs of $233,000 was recorded as a reduction to Share Capital and Warrants within Shareholders` Equity, in the amount of $151,000 and $82,000, respectively.

During the quarter ended September 30, 2011, proceeds of $180,000 were realized through the exercise of 2,250,000 compensation options.  As a result, the Company issued 2,250,000 common shares valued at $61,000 and 2,250,000 warrants valued at $47,000.

d)	Payment of Interest
During the quarter ended June 30, 2011, accrued interest in the amount of $1,000 relating to Series N notes was settled through the issuance of 6,000 common shares based on an average fair value of $0.18 per share.

8.	WARRANTS

a)	Warrants Issued For Debt Settlement
During the quarter ended June 30, 2011, the Company issued 2,900,000 warrants for full settlement of recruiting fees to a third party in the amount of $200,000.  The warrants have an exercise price of $0.315 and an expiry date of June 29, 2013.

b)	Warrants Exercised
During the quarter ended September 30, 2011, warrant holders exercised 7,172,000 warrants (book value of $151,000) for total proceeds of $861,000.

During the nine months ended September 30, 2011, warrant holders exercised 20,610,000 warrants (book value of $377,000) for total proceeds of $2,530,000.

c)	Warrants Expired
During the quarter ended September 30, 2011, warrants totaling 3,122,000 expired unexercised and were accordingly cancelled.  The book value of $124,000 related to expired warrants was allocated from warrants to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

9.	STOCK OPTIONS

a)
During the quarter ended June 30, 2011, the stock option plan of the Company was amended to increase the number of options available under the Plan by 10,000,000 to 26,500,000 options.  As at September 30, 2011, 19,516,000 stock options were outstanding to employees and directors of which 13,295,000 were exercisable.  As at December 31, 2010, 10,946,000 stock options were outstanding to employees and directors, of which 6,446,000 were exercisable.

b)
During the quarter ended September 30, 2011, the Company granted 200,000 performance-based stock options to an employee of the Company.  The options have a weighted average exercise price of $0.19 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.15 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 103 percent based on a historical trend of five years, a risk free interest rate of 1.51 percent, a maturity of five years, average share price of $0.19 and a dividend yield of nil.

During the quarter ended June 30, 2011, the Company granted 9,950,000 stock options to employees, officers and directors of the Company.  The options have a weighted average exercise price of $0.27 and an expiry date of five years from the date of the grant.  The weighted average grant date fair value of $0.21 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 100 percent based on a historical trend of five years, a risk free interest rate of 2.49 percent, a maturity of five years, average share price of $0.27 and a dividend yield of nil.  These options generally vest quarterly over a six-quarter period commencing with the quarter ended June 30, 2011.

c)
The Company records compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three months ended September 30, 2011 and 2010, the employee stock option expense was $372,000 and $77,000, respectively.  For the nine months ended September 30, 2011 and 2010, the employee stock option expense was $1,625,000 and $374,000, respectively.

d)	During the quarter ended September 30, 2011, total proceeds of $66,000 were realized from the exercise of 360,000 stock options (book value of $46,000) at an average exercise price of $0.18.

During the nine months ended September 30, 2011, total proceeds of $195,000 were realized from the exercise of 1,317,000 stock options (book value of $131,000) at an average exercise price of $0.15.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(in thousands)
Services	$142	$61	$392	$222
Hosting fees	61	71	181	184
	$203	$132	$573	$406

11.	FINANCIAL RISK FACTORS

a)	Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

Two customers accounted for 63 percent and 24 percent, respectively (September 30, 2010 – two customers accounted for 76 percent and 11 percent, respectively) of total revenues for the quarter ended September 30, 2011.  As at September 30, 2011, two customers accounted for 37 percent and 33 percent, respectively (December 31, 2010 – two customers accounted for 33 percent and 31 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	September 30, 2011	December 31, 2010
	(in thousands)
Current	$188	$93
Past due (61-120 days)	37	46
Past due (> 120 days)	28	12
	$253	$151

The allowance for doubtful accounts recorded as at September 30, 2011 was $nil (December 31, 2010 - $nil).

b)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, as disclosed in Note 3 to the unaudited interim consolidated financial statements.  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Accounts receivable	$(102)	$130
Deposits and prepaid expenses	2	(3)
Accounts payable	(117)	202
Accrued liabilities	153	212
Deferred revenue	54	56
	$(10)	$597

The following table summarizes the non-cash financing activities of the Company.

	Nine Months Ended September 30,
	2011	2010
	(in thousands)
Issuance of common shares in settlement of interest payments	$1	$48
Issuance of warrants for debt settlement	200	-

13.	TRANSITION TO IFRS

As discussed in Note 1, these unaudited interim consolidated financial statements represent Northcore’s presentation of the financial results of operations and financial position under IFRS for the period ended September 30, 2011 in conjunction with the Company’s annual audited consolidated financial statements to be issued under IFRS as at and for the year ended December 31, 2011.  As a result, these unaudited interim consolidated financial statements have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards and with IAS 34, Interim Financial Reporting, as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies, as presented in the March 31, 2011 financial statements.  To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.  The Company has made the following elections in its consolidated financial statements at the transition date:

•	Share-Based Payments
On adoption of IFRS, an entity is not required under IFRS 2, Share-Based Payments to recognize share based payments vested before the entity’s IFRS transition date. IFRS 1 encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002. The Company chose to recognize under IFRS 2 all share-based awards that were recognized under previous GAAP that remained unvested at the transition date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

•	Financial Instruments
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components.  IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.  However, under IFRS 1, if the liability component of the instrument has either been settled or converted prior to the date of transition, an entity can elect not to split the amount recognized into the debt and equity components.  The Company elected not to split any settled subordinated notes at transition date.

•	Business Combinations
On adoption of IFRS, an entity is permitted to apply IFRS 3, Business Combinations prospectively from the transition date, and therefore not restating business combinations that took place prior to the transition date.  As such, previous GAAP balances relating to business combinations entered into before the transition date have been carried forward without adjustment.

The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1.  Reconciliations include the Company’s Consolidated Statements of Shareholders' Deficiency as at September 30, 2010 and Consolidated Statements of Operations and Comprehensive Loss for the three and nine month periods ended September 30, 2010.  The transition to IFRS had no significant impact on the statement of cash flows for the nine month period ended September 30, 2010.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY As at September 30, 2010 (in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Warrants	Stock Options	Conversion Feature on Secured Notes	Deficit	Total

Previous GAAP	$110,301	$3,462	$675	$1,662	$667	$(118,270)	$(1,503)
Stock-based Compensation (Note 13 (a))	-	-	-	144	-	(144)	-
Investment in GEAM, LLC (Note 13 (b))	-	-	-	-	-	-	-
Secured Subordinated Notes (Note 13 (c))	5	-	(5)	-	(209)	48	(161)
IFRS	$110,306	$3,462	$670	$1,806	$458	$(118,366)	$(1,664)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Three Months Ended September 30, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
	Previous GAAP	Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$140	$-	$(8)	$-	$132
Operating expenses:
General and administrative	315	-	(4)	-	311
Customer service and technology	174	-	-	-	174
Sales and marketing	41	-	-	-	41
Stock-based compensation	81	(4)	-	-	77
Depreciation	5	-	-	-	5
Total operating expenses	616	(4)	(4)	-	608
Loss from operations before the under-noted	(476)	4	(4)	-	(476)

Interest expense:
Cash interest expense	39	-	-	-	39
Accretion of secured subordinated notes	42	-	-	(12)	30
Total interest expense	81	-	-	(12)	69
Other expenses (income):
Income from GEAM, LLC	-	-	(4)	-	(4)
Gain on settlement of debt	(57)	-	-	-	(57)
Provision for impaired investment	544	-	-	-	544
Total other expenses (income)	487	-	(4)	-	483
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(1,044)	$4	$-	$12	$(1,028)
LOSS PER SHARE, BASIC AND DILUTED	$(0.006)				$(0.006)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	163,388				163,338

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Nine Months Ended September 30, 2010 (in thousands of Canadian dollars, except per share amounts)

		IFRS ADJUSTMENTS
	Previous GAAP	Stock-based Compensation	Investment in GEAM, LLC	Secured Subordinated Notes	IFRS
		(Note 13 (a))	(Note 13 (b))	(Note 13 (c))
Revenues	$444	$-	$(38)	$-	$406
Operating expenses:
General and administrative	1,055	-	(6)	-	1,049
Customer service and technology	550	-	-	-	550
Sales and marketing	133	-	-	-	133
Stock-based compensation	240	134	-	-	374
Depreciation	16	-	-	-	16
Total operating expenses	1,994	134	(6)	-	2,122
Loss from operations before the under-noted	(1,550)	(134)	(32)	-	(1,716)

Interest expense:
Cash interest expense	100	-	-	-	100
Accretion of secured subordinated notes	112	-	-	(28)	84
Total interest expense	212	-	-	(28)	184
Other expenses (income):
Income from GEAM, LLC	-	-	(32)	-	(32)
Gain on settlement of debt	(57)	-	-	-	(57)
Provision for impaired investment	544	-	-	-	544
Total other expenses (income)	487		(32)		455
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(2,249)	$(134)	$-	$28	$(2,355)
LOSS PER SHARE, BASIC AND DILUTED	$(0.014)				$(0.014)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	162,151				162,151

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
(in Canadian dollars) (Unaudited)

a)	Stock-Based Compensation
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options expire five years from the date of the grant.  Under previous GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Under IFRS 2 the fair value of each tranche of the award is considered to be a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period.  Accordingly, this will result in each grant being recognized as an expense at a faster rate than under previous GAAP.

b)	Investment in GEAM, LLC
Prior to January 1, 2011, the consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates.  Investments in equity method investees are accounted for using the equity method as follows:

•	Investments are initially recognized at cost;
•	The Company’s share of post-acquisition profits or losses is recognized in profit or loss and is adjusted against the carrying amount of the investments;
•	The Company’s share of cash distribution is adjusted against the carrying amount of the investments;
•
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee; and

•
Gains on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities and losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The Company has elected to early adopt IFRS 11, and a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.

c)	Secured Subordinated Notes
Under previous GAAP, the Company allocates the proceeds received from the issuance of compound financial instruments based on the relative fair values of each of the components. IAS 32, Financial Instruments - Presentation, requires that the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.

CORPORATE DIRECTORY

DIRECTORS	CORPORATE OFFICE	SHARES OUTSTANDING

T. Christopher Bulger	Northcore Technologies Inc.	As at September 30, 2011:
Chairman of the Audit Committee	302 The East Mall, Suite 300	208,981,036 common shares
Toronto, Ontario M9B 6C7
Anthony DeCristofaro	1 888 287 7467
Chairman of the Board

Ryan Deslippe	AUDITORS	REGISTRAR & TRANSFER AGENT
Board Member
	Collins Barrow Toronto LLP	Equity Financial Trust Company
Marvin Igelman	11 King Street, West, Suite 700	200 University Avenue
Board Member	Toronto, Ontario, M5H 4C7	Suite 400
Toronto, ON M5H 4H1
Amit Monga
Chief Executive Officer

Jim Moskos
Chief Operating Officer	ADDITIONAL SHAREHOLDER INFORMATION	STOCK EXCHANGE LISTINGS

	Website:	Toronto Stock Exchange
	www.northcore.com	Symbol: NTI
OTC Bulletin Board
	Email:	Symbol: NTLNF
investor-relations@northcore.com

© 2011 Northcore Technologies Inc.